UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Gaiam, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001
(Title of Class of Securities)

36268Q-103
(CUSIP Number)

Ronald A. Klain
Revolution Living LLC
1717 Rhode Island Avenue, N.W.
Washington, DC 20036
202-776-1400

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

August 4, 2005
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 36268Q-103	13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Revolution Living LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

2,500,000[1]

		8	SHARED VOTING POWER

-0-[1]

		9	SOLE DISPOSITIVE POWER

2,500,000[1]

		10	SHARED DISPOSITIVE POWER

-0-[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%[2]

14	TYPE OF REPORTING PERSON*

OO

[1] See Item 5.

[2] Based on 14,804,294 Class A Shares, which is the sum of 12,304,295 Class A Shares issued and outstanding as of August 1, 2005 and the 2,500,000 Class A Shares issuable to Revolution Living LLC upon closing of the Transaction Agreement and deemed to be outstanding for purposes hereof.

CUSIP No. 36268Q-103	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Revolution LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

2,500,000[1]

		8	SHARED VOTING POWER

-0-[1]

		9	SOLE DISPOSITIVE POWER

2,500,000[1]

		10	SHARED DISPOSITIVE POWER

-0-[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%[2]

14	TYPE OF REPORTING PERSON*

HC

[1] See Item 5.

[2] Based on 14,804,294 Class A Shares, which is the sum of 12,304,295 Class A Shares issued and outstanding as of August 1, 2005 and the 2,500,000 Class A Shares issuable to Revolution Living LLC upon closing of the Transaction Agreement and deemed to be outstanding for purposes hereof.

CUSIP No. 36268Q-103	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen M. Case Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

2,500,000[1]

		8	SHARED VOTING POWER

-0-[1]

		9	SOLE DISPOSITIVE POWER

2,500,000[1]

		10	SHARED DISPOSITIVE POWER

-0-[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%[2]

14	TYPE OF REPORTING PERSON*

OO

[1] See Item 5.

[2] Based on 14,804,294 Class A Shares, which is the sum of 12,304,295 Class A Shares issued and outstanding as of August 1, 2005 and the 2,500,000 Class A Shares issuable to Revolution Living LLC upon closing of the Transaction Agreement and deemed to be outstanding for purposes hereof.

CUSIP No. 36268Q-103	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen M. Case

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

2,500,000[1]

		8	SHARED VOTING POWER

-0-[1]

		9	SOLE DISPOSITIVE POWER

2,500,000[1]

		10	SHARED DISPOSITIVE POWER

-0-[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%[2]

14	TYPE OF REPORTING PERSON*

IN

[1] See Item 5.

[2] Based on 14,804,294 Class A Shares, which is the sum of 12,304,295 Class A Shares issued and outstanding as of August 1, 2005 and the 2,500,000 Class A Shares issuable to Revolution Living LLC upon closing of the Transaction Agreement and deemed to be outstanding for purposes hereof.

     Item 1.  Security and Issuer.

          The class of equity securities to which this statement relates is the Class A Common Stock, $0.0001 par value, CUSIP No. 36268Q-103 (the “Class A Shares”), of Gaiam, Inc., a Colorado corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 360 Interlocken Blvd., Broomfield, Colorado 80021.

     Item 2.  Identity and Background.

          This Schedule 13D is being filed on behalf of (1) Revolution Living LLC, a Delaware limited liability company (“Revolution Living”) as the direct beneficial owner of Class A Shares, (2) by virtue of their direct and indirect holdings in Revolution Living, Revolution LLC, a Delaware limited liability company (“Revolution”), and Stephen M. Case Revocable Trust (“Trust”) and (3) by virtue of his position as sole trustee of the Trust, Stephen M. Case (“Case”).

          As a result of the Agreements (as defined below), the Reporting Persons and Jirka Rysavy, an individual (“Rysavy”), may be deemed to be a “group” within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

          Revolution Living’s business is to invest in and assist in managing businesses relating to wellness, healthy living, balanced lifestyles and greater personal productivity.  Revolution is a holding company engaged, through subsidiaries, in health care, real estate and other businesses, including the businesses and investments of Revolution Living.  Trust is a trust formed by Case for estate planning purposes.  Case’s principal occupation is to work on behalf of Revolution and its affiliates, including Revolution Living, making and managing investments.  The principal business address of Revolution Living, Revolution, Trust and Case is P.O. Box 33139, Washington, D.C. 20033.  Case is a citizen of the United States of America.  The name, business address, present principal occupation or employment and citizenship of each executive officer of Revolution Living and Revolution is set forth on Schedule I hereto.

          During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons identified on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, no Reporting Person and, to the best knowledge of the Reporting Persons, no person identified on Schedule I hereto, was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

          On August  4, 2005, Revolution Living entered into a Transaction Agreement, a copy of which is attached as Exhibit 1 hereto (“Transaction Agreement”), among Revolution Living, the Issuer and Life Balance Media Holdings LLC, a Delaware limited liability company a majority of which is owned by Revolution Living.  Under the terms of the Transaction Agreement, subject to certain conditions to closing, Revolution Living has agreed to acquire 2,500,000 Class A Shares at a price of $8.00 per Class A Share for an aggregate purchase price of $20,000,000, all of which is to be funded through cash made available to Revolution Living indirectly through the Trust ..  As a result of the Transaction Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership over the 2,500,000 Class A Shares to be acquired under the Transaction Agreement.

     Item 4.  Purpose of Transaction.

          The Class A Shares are being acquired for the purpose of investment and for the purpose, through the potential exercise of rights under the Shareholders Agreement described below, to have the right to make additional investments in and/or obtain control over the Issuer.

          On August 4, 2005, the Reporting Persons, the Issuer and Rysavy entered into a Shareholders Agreement, a copy of which is attached as Exhibit 2 hereto (“Shareholders Agreement” and, together with the Transaction Agreement, the “Agreements”).  Under the terms of the Shareholders Agreement, Revolution Living has an option, exercisable from and after August 4, 2006 through the eighteen month anniversary of the closing of the Transaction Agreement (the “Option”), to purchase from Rysavy the number of Shares necessary for Rysavy and Revolution Living to have the same economic interest in the Issuer.  If Revolution Living exercises the Option, it will pay Rysavy $10.00 per Class A Share.  As of August 4, 2005, Rysavy owned 2,164,000 Class A Shares and 5,400,000 shares of Class B Common Stock, $0.0001 par value (“Class B Shares”).  Each Class B Share is convertible into one Class A Share at Rysavy’s option.  As a result, if there are no changes in the ownership in the Issuer by Rysavy or Revolution Living prior to the exercise of the Option, Revolution Living would have the right to acquire from Rysavy 2,532,000 shares at $10.00 per share, which shares will be Class A Shares upon acquisition by Revolution Living.

          The Shareholders Agreement also provides that, if the Option is exercised, Rysavy and Revolution Living will have the same voting rights with respect to the Issuer.  Specifically, because the Class A Shares provide holders with one vote per Class A Share and the Class B Shares provide holders with ten votes per Class B Share, upon exercise of the Option, Rysavy has granted Revolution Living an irrevocable proxy with respect to the number of Class B Shares necessary to cause Rysavy and Revolution Living to have the same voting power.  If for any reason the irrevocable proxy is not effective in providing Revolution Living with the same voting power as Rysavy, Rysavy has agreed to take other actions necessary to achieve that result, including, if necessary, the conversion of Class B Shares into Class A Shares.

          If the Option has been exercised and the Shareholders Agreement has not been terminated, Revolution Living will also have the right to institute a buy-sell process (the “Buy-Sell”) under which Revolution Living may offer to purchase all equity securities of Rysavy at a price proposed by Revolution Living and, upon receipt of that offer, Rysavy may elect either (1) to sell all of his equity securities of Issuer to Revolution Living at that price or (2) to purchase all of Revolution Living’s equity securities of Issuer at the same price.

          Depending on the number and type of equity securities issued by the Issuer from time to time in the future, the consummation of the exercise of the Option and the Buy-Sell may result in a transfer of control of the Issuer from Rysavy to Revolution Living.

          The Shareholders Agreement also includes certain provisions relating to the election of members of the board of directors of the Issuer.  Specifically, in connection with the purchase of 2,500,000 Class A Shares under the Transaction Agreement, Revolution Living and Rysavy have agreed that the size of the board of directors of the Issuer will be increased from seven (7) to nine (9) members, with Revolution Living having the right to designate an individual to fill one of the vacancies created by the increase in the size of the Issuer’s Board of Directors and the Issuer’s Board of Directors having the right to fill the other vacancy with an independent director designated after consultation with Revolution Living.  In addition, if Revolution Living exercises the Option, (1) two members of the Issuer’s Board of Directors at that time will resign and be replaced with two additional designees of Revolution Living, one of whom will initially be Case, and (2) Rysavy will have the right to designate three members of the Issuers’ Board of Directors, one of whom will be Rysavy, who will also serve as Chairman of the Board.  The rights of Revolution Living to designate two additional directors after exercise of the Option shall terminate if Revolution Living and its affiliates own less than 20% of the equity securities of the Issuer on a fully-diluted basis and also own less than 80% of the Shares owned by Revolution Living and its affiliates upon the exercise of the Option.

          The Shareholders Agreement also includes a standstill agreement that restricts the purchase or sale of equity securities of the Issuer until the earliest of (1) the eighteen month anniversary of the Closing of the purchase of Class A Shares under the Transaction Agreement, if Revolution Living has not exercised the Option, (2) the expiration of, or irrevocable written waiver by Revolution Living delivered no earlier than fourth anniversary of the Closing, of Revolution Living’s rights under the Buy-Sell and (3) the termination of the Shareholders Agreement.

          The Shareholders Agreement also provides Revolution Living with preemptive rights to acquire certain securities that may be issued in the future, as well as certain registration rights and tag-along rights.

          The Shareholders Agreement, other than the provisions relating to registration rights, terminates on the first to occur of (1) consummation of any liquidation or dissolution of the Issuer approved by the parties to the Shareholders Agreement, (2) the approval in writing by the parties to the Shareholders Agreement, (3) Revolution Living and its permitted transferees owning less than five percent (5%) of the Issuer’s common stock on a fully-diluted basis, (4) Rysavy and his permitted owning less than five percent (5%) of the Issuer’s common stock on a fully-diluted basis, (5) the eighteen month anniversary of the closing of the Transaction Agreement if Revolution Living has not exercised the Option and (6) the termination of the Transaction Agreement under Section 9.1 of the Transaction Agreement.  The registration rights survive until the time Revolution Living may sell all of its equity securities in the Issuer that are subject to the provisions under Rule 144 or a similar exemption to the Securities Act of 1933, as amended, in a single transaction without regard to volume limitations.

          Apart from the foregoing, the Reporting Persons have no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or resale of a material amount of assets of the Issuer of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

          The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

     Item 5.  Interest in Securities of the Issuer.

          The percentages of outstanding Class A Shares of the Issuer reported in this Item 5 are based on the sum of (1) 12,304,295 Class A Shares outstanding, which is the number of Shares outstanding as of August 1, 2005 according to a representation made by the Issuer to the Reporting Person in the Transaction Agreement and (2) the 2,500,000 Class A Shares to be issued to the Reporting Person under the Transaction Agreement are deemed outstanding for purposes hereof.

          As of the date of entering into the Transaction Agreement, the Reporting Persons may be deemed to beneficially own 2,500,000 Class A Shares, representing 16.9% of the 14,804,294 Class A Shares outstanding or deemed outstanding for purposes hereof.  Upon closing of the Transaction Agreement, except for obligations under the Shareholders Agreement, the Reporting Persons will share the power to vote or direct the vote and dispose or direct the disposal of the 2,500,000 Class A Shares.  In addition, beginning 60 days prior to August 4, 2006, when the Option becomes exercisable, the Reporting Persons may be deemed to beneficially own the number of Class A Shares subject to the Option at that time.

          As a result of the Shareholders Agreement, the Reporting Persons and Rysavy may be deemed to be a “group” within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the Reporting Persons and Rysavy may collectively be deemed to have shared power to vote or direct the vote, dispose or direct the disposal of, or otherwise have shared beneficial ownership over the 2,500,000 Class A Shares the Reporting Persons may be deemed to beneficially own, and the 2,164,000 Class A Shares and 5,400,000 Class B Shares held by Rysavy as of August 4, 2005 and/or the rights to vote some of such Class A Shares and/or Class B Shares, as described in Item 4 above.

          The Reporting Persons have not and, to the best knowledge of the Reporting Persons the persons named in Schedule I hereto have not, effected any transactions in Class A Shares during the past sixty days.

          The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons (or any of their affiliates) is the beneficial owner of the Class A Shares or Class B Shares held by Rysavy.  Except as otherwise described in this Schedule 13D, the Reporting Person does not own or have any right to acquire, directly or indirectly, any Class A Shares.

          Except as set forth in this Item 5, the Reporting Persons do not own , and, to the best of the Reporting Persons’ knowledge, no person named in Schedule I hereto owns, beneficially any Class A Shares.

     Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The descriptions of the Transaction Agreement and the Shareholders Agreement set forth elsewhere in this Schedule 13D are incorporated by reference in this Item 6 and are qualified in their entirety by reference to Exhibits 1 and 2, which are hereby incorporated by reference.

          Except for the material agreements described above, to the best knowledge of the  Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

     Item 7.  Material to be Filed as Exhibits.

          Exhibit 1:  Transaction Agreement dated as of August 4, 2005 among Gaiam, Inc., Revolution Living LLC and Life Balance Media Holdings LLC.

          Exhibit 2:  Shareholders Agreement dated as of August 4, 2005 among Gaiam, Inc., Jirka Rysavy, Revolution Living LLC and Stephen M. Case.

          Exhibit 3:  Joint Filing Agreement dated as of August 15, 2005 among Revolution Living LLC, Revolution LLC, the Stephen M. Case Revocable Trust and Stephen M. Case.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2005

REVOLUTION LIVING LLC

By:	/s/ Stephen M. Case

Name:	Stephen M. Case
Title:	President and Chief Executive Officer

REVOLUTION LLC

By:	/s/ Stephen M. Case

Name:	Stephen M. Case
Title:	President and Chief Executive Officer

STEPHEN M. CASE REVOCABLE TRUST

By:	/s/ Stephen M. Case

Name:	Stephen M. Case
Title:	Trustee

STEPHEN M. CASE

/s/ Stephen M. Case

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REVOLUTION LIVING LLC AND REVOLUTION LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Revolution Living LLC and Revolution LLC are set forth below.  If no business address is given the director’s or officer’s business address is 1717 Rhode Island Avenue, N.W., Washington, D.C. 20036.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Revolution LLC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer

Stephen M. Case	President and Chief Executive Officer, Revolution LLC and Revolution Living LLC
Ronald A. Klain	Executive Vice President and General Counsel, Revolution LLC
W. E. Savage	Vice President, Business Development, Revolution LLC